April 12, 2010

Ms. Linda van Doorn

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549-0305

U.S.A.

Dear Ms. van Doorn:

We are writing regarding your letter dated April 9, 2010. As you requested, we will provide you with as much information as we can now provide, as soon as possible. We are working diligently to comply with the request. As soon thereafter as possible, we will submit any remaining responses.

Very truly yours,

/s/ Masafumi Nakada
Masafumi Nakada
Senior Managing Director and Chief Financial Officer
Nomura Holdings, Inc.

cc:	Jonathan Wiggins

(Division of Corporation Finance

Securities and Exchange Commission)

Izumi Akai

(Sullivan & Cromwell LLP)